UBS Securities LLC

1285 Avenue of the Americas

New York, New York 10019

BTIG, LLC

65 East 55th Street
New York, New York 10022

October 14, 2020

VIA EDGAR

Pamela Howell

Division of Corporation Finance
United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4561

Re:	Bridgetown Holdings Limited
Registration Statement on Form S-1 Filed September 23, 2020, as amended File No. 333-2490000

Dear Ms. Howell:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the other underwriters, hereby join in the request of Bridgetown Holdings Limited that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern time on Thursday, October 15, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that approximately 633 copies of the Preliminary Prospectus dated October 13, 2020 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

UBS Securities LLC

By:	/s/ Thomas Schadewald
Name: Thomas Schadewald Title: Director

By:	/s/ Robert C. Gerbo
Name: Robert C. Gerbo
Title: Associate Director

BTIG, LLC

By:	/s/ Joseph Passaro
Name: Joseph Passaro Title: Managing Director

As Representatives of the Underwriters

[Signature Page to Underwriter Acceleration Request]